CXAPP INC.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, California 94306

September 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mariam Mansaray

Matthew Derby

Division of Corporation Finance

Office of Technology

RE:	CXApp Inc.

Registration Statement on Form S-1, originally filed on May 9, 2025

File No. 333-287170

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CXApp Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-287170), originally filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2025, together with all exhibits thereto (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company respectfully requests that all fees paid in connection with the Registration Statement be credited for future use.

If you have any questions, please contact Michael J. Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130. Please send copies of the written order granting withdrawal of the Registration Statement to michael.mies@skadden.com.

Very truly yours,

CXApp Inc.

By:	/s/ Khurram P. Sheikh
	Name:	Khurram P. Sheikh
	Title:	Chief Executive Officer

cc:	Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP